UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LEAP THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

52187K 101

(CUSIP Number)

Valence Helix Investments III, LLC

Valence Helix Investments, LLC

Eric Roberts

Graham Crooke

Rachel Leheny

Philip Sawyer

Evgeny Zaytsev

590 Madison Avenue, 21st Floor

New York, NY 10022

with copy to:

Evan Ng

Dorsey & Whitney LLP

305 Lytton Avenue

Palo Alto, CA 94301

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52187K 101	SCHEDULE 13D	Page 2 of 16

1	NAMES OF REPORTING PERSON: Valence Helix Investments III, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): 83-3347149
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,251,428 (See Item 5)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,251,428 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,251,428 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐ Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.63%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(1)

The calculation of percentage ownership is based on a total of 22,260,301 shares of common stock of the Issuer issued and outstanding as of the close of business on January 30, 2019, as reported by the Issuer’s Prospectus Supplement to Prospectus dated March 16, 2018, filed with the Securities and Exchange Commission on February 1, 2019 plus up to 1,125,714 shares of common stock of the Issuer that Valence Helix Investments III, LLC may acquire within 60 days of the date of this filing upon exercise of warrants, subject to the limitations contained in the warrants.

CUSIP No. 52187K 101	SCHEDULE 13D	Page 3 of 16

1	NAMES OF REPORTING PERSON: Valence Helix Investments, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): 82-3293708
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 295,070 (See Item 5)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 295,070 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 295,070 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.31%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(2)

The calculation of percentage ownership is based on a total of 22,260,301 shares of common stock of the Issuer issued and outstanding as of the close of business on January 30, 2019, as reported by the Issuer’s Prospectus Supplement to Prospectus dated March 16, 2018, filed with the Securities and Exchange Commission on February 1, 2019 plus up to 258,833 shares of common stock of the Issuer that Valence Helix Investments, LLC may acquire within 60 days of the date of this filing upon exercise of warrants, subject to the limitations contained in the warrants.

CUSIP No. 52187K 101	SCHEDULE 13D	Page 4 of 16

1	NAMES OF REPORTING PERSON: Eric Roberts I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 51,930
	8	SHARED VOTING POWER: 2,546,498 (See Item 5)
	9	SOLE DISPOSITIVE POWER: 51,930
	10	SHARED DISPOSITIVE POWER: 2,546,498 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,598,428 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.99%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(3)

The calculation of percentage ownership is based on a total of 22,260,301 shares of common stock of the Issuer issued and outstanding as of the close of business on January 30, 2019, as reported by the Issuer’s Prospectus Supplement to Prospectus dated March 16, 2018, filed with the Securities and Exchange Commission on February 1, 2019 plus the maximum number of shares of common stock that the Reporting Persons may acquire within 60 days of the date of this filing upon exercise of warrants, subject to the limitations contained in the warrants.

CUSIP No. 52187K 101	SCHEDULE 13D	Page 5 of 16

1	NAMES OF REPORTING PERSON: Graham Crooke I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,546,498 (See Item 5)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,546,498 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,546,498 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.99%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(4)

The calculation of percentage ownership is based on a total of 22,260,301 shares of common stock of the Issuer issued and outstanding as of the close of business on January 30, 2019, as reported by the Issuer’s Prospectus Supplement to Prospectus dated March 16, 2018, filed with the Securities and Exchange Commission on February 1, 2019 plus the maximum number of shares of common stock that the Reporting Persons may acquire within 60 days of the date of this filing upon exercise of warrants, subject to the limitations contained in the warrants.

CUSIP No. 52187K 101	SCHEDULE 13D	Page 6 of 16

1	NAMES OF REPORTING PERSON: Rachel Leheny I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,546,498 (See Item 5)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,546,498 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,546,498 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.99%(5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(5)

The calculation of percentage ownership is based on a total of 22,260,301 shares of common stock of the Issuer issued and outstanding as of the close of business on January 30, 2019, as reported by the Issuer’s Prospectus Supplement to Prospectus dated March 16, 2018, filed with the Securities and Exchange Commission on February 1, 2019 plus the maximum number of shares of common stock that the Reporting Persons may acquire within 60 days of the date of this filing upon exercise of warrants, subject to the limitations contained in the warrants.

CUSIP No. 52187K 101	SCHEDULE 13D	Page 7 of 16

1	NAMES OF REPORTING PERSON: Philip Sawyer I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,546,498 (See Item 5)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,546,498 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,546,498 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.99%(6)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(6)

The calculation of percentage ownership is based on a total of 22,260,301 shares of common stock of the Issuer issued and outstanding as of the close of business on January 30, 2019, as reported by the Issuer’s Prospectus Supplement to Prospectus dated March 16, 2018, filed with the Securities and Exchange Commission on February 1, 2019 plus the maximum number of shares of common stock that the Reporting Persons may acquire within 60 days of the date of this filing upon exercise of warrants, subject to the limitations contained in the warrants.

CUSIP No. 52187K 101	SCHEDULE 13D	Page 8 of 16

1	NAMES OF REPORTING PERSON: Evgeny Zaytsev I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,546,498 (See Item 5)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,546,498 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,546,498 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.99%(7)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(7)

The calculation of percentage ownership is based on a total of 22,260,301 shares of common stock of the Issuer issued and outstanding as of the close of business on January 30, 2019, as reported by the Issuer’s Prospectus Supplement to Prospectus dated March 16, 2018, filed with the Securities and Exchange Commission on February 1, 2019 plus the maximum number of shares of common stock that the Reporting Persons may acquire within 60 days of the date of this filing upon exercise of warrants, subject to the limitations contained in the warrants.

Item 1. Security and Issuer.

This Schedule 13D relates to the shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Leap Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office s of the Issuer is 47 Thorndike Street, Suite B1-1, Cambridge, MA 02142.

As of February 5, 2019, as reflected in this Schedule 13D, the Reporting Persons (as herein defined) beneficially owned 2,598,428 shares of Common Stock, representing approximately 10.99% of the issued and outstanding Common Stock.

Item 2. Identity and Background.

(a) – (c), (f)

This Schedule 13D is filed by (i) Valence Helix Investments III, LLC, a Delaware limited liability company (“Valence III”); (ii) Valence Helix Investments, LLC, a Delaware limited liability company (“Valence I”), (iii) and each of (A) Eric Roberts (“Roberts”), (B) Graham Crooke (“Crooke”), (C) Rachel Leheny (“Leheny”), (D) Philip Sawyer (“Sawyer”), and (E) Evgeny Zaytsev (“Zaytsev”). Each of Robert, Crooke, Leheny, Sawyer, and Zaytsev re a natural person, and a US citizen. Valence III, Valence I, Roberts, Crooke, Leheny, Sawyer, and Zaytsev are collectively the “Reporting Persons”.

Each of Valence III and Valence I are private investment vehicles. Roberts, Crooke, Leheny, Sawyer, and Zaytsev are each investors by profession and are collectively the managers of both Valence III and Valence I with shared voting and dispositive powers with respect to investments held by Valence III and Valence I.

The Reporting Persons have entered into a joint filing agreement, dated February 15, 2019, a copy of which is attached hereto as Exhibit A.

The principal business address for each of the Reporting Persons is 590 Madison Avenue, 21st Floor, New York, NY 10022.

(d) and (e)

During the last five years, none of the Reporting Persons, and to the best of their knowledge, none of the Reporting Persons’ members, managers or officers (if applicable) (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On November 14, 2017, the Issuer entered into purchase agreements to issue and sell in the aggregate 2,958,094 shares of its common stock, par value $0.001 per share (the “Common Stock”) and warrants to purchase up to 2,958,094 of Common Stock in a private placement with a select group of institutional investors and strategic partners for total gross proceeds of $18.0 million. In connection therewith, Valence I acquired 258,833 shares of the Common Stock and warrants to purchase 258,833 shares of Common Stock. Valence I subsequently sold some of the shares of Common Stock and as of the date hereof holds 36,237 shares of Common Stock.

On February 1, 2019, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Raymond James & Associates, Inc. and Ladenburg Thalmann & Co. Inc., as representatives of the several underwriters listed therein (the “Underwriters”), relating to the issuance and sale in an underwritten public offering by the Issuer of 6,571,428 shares of the Company’s Common Stock, and warrants to purchase up to 6,571,428 shares of its Common Stock (the “Offering”). Under the terms of the Underwriting Agreement, the Issuer granted the Underwriters an option, exercisable for 30 days, to purchase up to an additional 985,714 shares of its Common Stock offered in the public offering and/or warrants to purchase up to 985,714 shares of its Common Stock at the public offering price, less underwriting discounts and commissions. The Offering closed on February 5, 2019 including the full exercise of the Underwriters’ option to purchase additional securities. Valence III acquired in the Offering 1,125,714 shares of the Common Stock and warrants to purchase 1,125,174 shares of Common Stock.

The shares of the Issuer’s common stock owned directly by Roberts were purchased by him on the open market.

Item 4. Purpose of Transaction.

All securities acquired by any of the Reporting Persons were acquired for the purpose of making an investment in the Issuer.

Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may acquire additional shares of Common Stock and other securities of the Company from time to time or may dispose of any or all of such shares or other securities held by them from time to time.

At the present time, other than as set forth above, the Reporting Persons do not have any plans or proposals that relate or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The information contained on the cover pages of this Schedule 13D and the information set forth or incorporated in Items 3, 4 and 6 is hereby incorporated by reference in its entirety into this Item 5.

(a) and (b)

Ownership percentages set forth in this Schedule 13D are based upon a total of 22,260,301 shares of Common Stock outstanding, as reported in the Issuer’s Prospectus, filed with the Securities and Exchange Commission on February 1, 2019.

Valence Helix Investments III, LLC

Valence Helix Investments III, LLC directly holds 1,125,714 shares of Common Stock and warrants to purchase 1,125,174 shares of Common Stock. Pursuant to Rule 13d-3 under the Act, Valence Helix Investments III, LLC may be deemed the beneficial owner of 2,598,428 shares of Common Stock. Valence Helix Investments III, LLC disclaims beneficial ownership of said shares except to the extent of its pecuniary interest therein.

Valence Helix Investments, LLC

Valence Helix Investments, LLC directly holds 36,237 shares of Common Stock and warrants to purchase 258,833 shares of Common Stock. Pursuant to Rule 13d-3 under the Act, Valence Helix Investments, LLC may be deemed the beneficial owner of 2,598,428 shares of Common Stock.    Valence Helix Investments, LLC disclaims beneficial ownership of said shares except to the extent of its pecuniary interest therein.

Eric Roberts

Roberts directly owns 51,930 shares of Common Stock. Roberts, as a manager of Valence III and Valence I, may have ability to direct the management and the business of Valence III and Valence I, including the power to vote and dispose of the securities held by Valence III and Valence I. Roberts may, therefore, be deemed to beneficially own a total of 2,598,428 shares of Common Stock. Roberts disclaims beneficial ownership of the securities held by Valence III and Valence I except to the extent of his pecuniary interest therein.

Crooke/Leheny/Sawyer/Zaytsev

Each of Crooke, Leheny, Sawyer, and Zaytsev, along with Roberts, is a manager of Valence III and Valence I, and may have ability to direct the management and the business of Valence III and Valence I, including the power to vote and dispose of the securities held by Valence III and Valence I. Each such Reporting Person may, therefore, be deemed to beneficially own a total of 2,546,498 shares of Common Stock. Each such Reporting Person disclaims beneficial ownership of said shares except to the extent of his or her pecuniary interest therein.

(c)    Except for the transaction described herein, there have been no other transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

(d)    To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

See Item 3 above, which is hereby incorporated herein.

On November 14, 2017, as a private placement, the Issuer entered into purchase agreements (collectively, the “Purchase Agreements”) with certain existing and new institutional accredited investors and strategic partners (collectively, the “Purchasers”). Pursuant to such Purchase Agreements, the Issuer, issued and sold to the Purchasers an aggregate of 2,958,094 shares (the “Shares”) of unregistered Common Stock, at a price per share of $6.085, and, with each share issued a warrant (collectively, the “Warrants”) to purchase one share of Common Stock (the “Warrant Shares”) at an exercise price of $6.085 (the “Exercise Price”) with an exercise period expiring seven years after closing (the “Term”). The Warrants include full ratchet anti-dilution protection provisions, which were approved by the stockholders of the Issuer on January 12, 2018.

Pursuant to the terms of the Purchase Agreements, the Issuer was obligated to prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement (the “Registration Statement”) to register for resale the Shares and the Warrant Shares on or prior to the date that was thirty (30) days following the closing of the Private Placement, and use its best commercially reasonable efforts, subject to receipt of necessary information from the Purchasers, to cause the SEC to declare the Registration Statement effective within sixty (60) days following the closing of the Private Placement or, if the Registration Statement was selected for review by the SEC, within ninety (90) days following the closing of the Private Placement. The Issuer filed the Registration Statement with the SEC on December 8, 2017 (File No. 333-221968).

In connection with the PIPE, each Reporting Person is subject to a lock-up pursuant to which each such Reporting Person has generally agreed, subject to certain exceptions, not to dispose of or hedge any shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock, for a period of 60 days after the effective date of the Registration Statement filed with the SEC for the resale registration of the Common Stock issued in the November 14, 2017, offering and the shares of Common Stock issuable upon exercise of the warrants sold in the offering.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description

A1	Joint Filing Agreement, dated February 15, 2019.

99.1	Form of Purchase Agreement, dated as of November 14, 2017, by and among Leap Therapeutics, Inc. and the purchasers identified on the schedule thereto (incorporated by reference to Exhibit 99.2 to Schedule 13D (File No. 005-90188) filed with the SEC on November 21, 2017).

99.2	Form of Warrant, dated as of November 14, 2017 by and among Leap Therapeutics, Inc. and the purchasers identified on the schedule thereto (incorporated by reference to Exhibit 99.3 to Schedule 13D (File No. 005-90188) filed with the SEC on November 21, 2017).

99.3	Lock-up Agreement, dated as of November 14, 2017 from each of the individuals identified on the schedule thereto (incorporated by reference to Exhibit 99.5 to Schedule 13D (File No. 005-90188) filed with the SEC on November 21, 2017).

99.4	Underwriting Agreement, dated February 1, 2019 by and among Leap Therapeutics, Inc. and the underwriters identified on the schedule thereto incorporated by reference to Exhibit 1.1 to Form 8-K (File No. 001-37990) filed with the SEC on February 1, 2019).

99.5	Form of Warrant, dated as of February 5, 2019 (incorporated by reference to Exhibit 4.1 to Form 8-K (File No. 001-37990) filed with the SEC on February 1, 2019).

[1]	Filed herewith

CUSIP No. 52187K 101	SCHEDULE 13D	Page 14 of 16

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

VALENCE HELIX INVESTMENTS III, LLC

Dated:	February 15, 2019	By:	/s/ Eric Roberts
Name: Eric Roberts
Title: Manager

VALENCE HELIX INVESTMENTS, LLC

Dated:	February 15, 2019	By:	/s/ Eric Roberts
Name: Eric Roberts
Title: Manager

ERIC ROBERTS:

Dated:	February 15, 2019	/s/ Eric Roberts

GRAHAM CROOKE:

Dated:	February 15, 2019	/s/ Graham Crooke

RACHEL LEHENY:

Dated:	February 15, 2019	/s/ Rachel Leheny

PHILIP SAWYER:

Dated:	February 15, 2019	/s/ Philip Sawyer

EVGENY ZAYTSEV:

Dated:	February 15, 2019	/s/ Evgeny Zaytsev

Exhibit A

JOINT FILING AGREEMENT

Pursuant to Rule 13(d)-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated as of February 15, 2019

[Signature Page Follows]

Exhibit A

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the date first set forth above.

VALENCE HELIX INVESTMENTS III, LLC

By:	/s/ Eric Roberts
Name:	Eric Roberts
Title:	Manager

VALENCE HELIX INVESTMENTS, LLC

By:	/s/ Eric Roberts
Name:	Eric Roberts
Title:	Manager

ERIC ROBERTS

/s/ Eric Roberts

GRAHAM CROOKE

/s/ Graham Crooke

RACHEL LEHENY

/s/ Rachel Leheny

PHILIP SAWYER

/s/ Philip Sawyer

EVGENY ZAYTSEV

/s/ Evgeny Zaytsev